August 17, 2026

Natalie Holles
Chief Executive Officer
Aura Biosciences, Inc.
80 Guest Street
Boston, MA 02135

        Re: Aura Biosciences, Inc.
            Registration Statement on Form S03
            Filed August 11, 2026
            File No. 333-298228
Dear Natalie Holles:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Chelsea Anderson, Esq.